SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)1

The LGL Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50186A108
(CUSIP Number)

MICHAEL J. FERRANTINO, SR.
THE LGL GROUP, INC.
2525 Shader Road
Orlando, Florida 32804
(407) 457-2247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MARC J. GABELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 565,078 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 565,078 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 53,480 shares of The LGL Group, Inc. held directly by Mr. Gabelli and 511,598 shares held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein. This filing does not include the holdings by GGCP, Inc. of 430,977 shares of The LGL Group, Inc., which have been included in GAMCO Investors, Inc.'s Amendment No. 56 to Schedule 13D on The LGL Group, Inc., dated November 28, 2017.

1	NAME OF REPORTING PERSONS VENATOR GLOBAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,598 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 511,598 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,598 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of The LGL Group, Inc. held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR MERCHANT FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 511,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D originally filed by the undersigned on June 17, 2003, as amended.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons used an aggregate of approximately $1,028,137 to purchase the Securities reported as beneficially owned in Item 5 as a result of a rights offering. Marc Gabelli used approximately $144,315 of to purchase the additional Securities reported by him. Venator Merchant Fund L.P. used approximately $883,822 to purchase the additional Securities reported by it.

Item 4.                   Purpose of Transaction
                Item 4 to Schedule 13D is amended, in pertinent part, as follows:

                            This Amendment is being filed to correct the number of shares the Reporting Person received as a result of the Issuer's rights offering.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

           (a) The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 4,682,063 Securities outstanding as reported in the Issuer's press release on November 17, 2017.

           As of the close of business on the date hereof, Venator Merchant Fund, L.P. directly owned 511,598 Securities, constituting approximately 10.93% of the Securities outstanding.  By virtue of their relationship with Venator Merchant Fund, L.P. discussed in Item 2, Mr. Gabelli and Venator Global, LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interest therein.

           As of the close of business on the date hereof, Mr. Gabelli directly owned 53,840 Securities.  Such Securities, together with the 511,598 Securities owned by Venator Merchant Fund, L.P., which Mr. Gabelli may be deemed to beneficially own by virtue of his relationship with Venator Merchant Fund, L.P. discussed in Item 2, constitute approximately 12.07% of the Securities outstanding.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2017

/s/ Marc J. Gabelli______________________
 MARC J. GABELLI

VENATOR MERCHANT FUND, L.P.

By: Venator Global, LLC
 General Partner

By: /s/ Marc J. Gabelli_________________
Name: Marc J. Gabelli
Title: President and Sole Member

VENATOR GLOBAL, LLC

By: /s/ Marc J. Gabelli_________________
Name: Marc J. Gabelli
Title: President and Sole Member

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-LGL GROUP INC.

          MARC GABELLI
                      11/15/17           26,239             5.5000
          VENATOR MERCHANT FUND, L.P.
                      11/15/17          160,695             5.5000

(1) THE TRANSACTIONS ON 11/15/17 ARE A RESULT OF THE ISSUER'S RIGHTS OFFERING AND ARE AMENDEDED TO CORRECT THE SCHEDULE II IN AMENDMENT NO. 7 TO SCHEDULE 13D ON THE ISSUER FILED ON NOVEMBER 20, 2017.